Exhibit (a)(12)

ADDITIONAL INFORMATION RELATING TO

SUNTERRA CORPORATION

Subsequent to the commencement of the offer to purchase (the “Offer”) all the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”), on March 16, 2007, by DRS Acquisition Corp., a Maryland corporation (the “Offeror”), and a wholly owned subsidiary of Diamond Resorts Holdings, LLC, a Nevada limited liability company formerly known as DR Resort Holdings, LLC (the “Parent”), and an affiliate of Diamond Resorts, LLC (the “Affiliate”), the information set forth herein and provided by the Company was disclosed to certain potential parties financing the transactions related to the Offer.

The Offer and the withdrawal rights expire at 5:00 p.m. New York City Time, on Wednesday, April 25, 2007 (the “Expiration Date”) unless the Offer is extended.

Stockholders are urged to review Offeror’s Offer to Purchase dated March 16, 2007 and previously disseminated to the stockholders. Copies may be obtained from Georgeson, Inc., the Offeror’s information agent, by calling (800) 849-5324 or from UBS Securities LLC, the Offeror’s Dealer Manager by calling (888) 655-0213. Stockholders may also obtain copies from the website maintained by the Securities and Exchange Commission, www.sec.gov. Terms used but not defined herein are defined in the Offer to Purchase.

Certain Additional Information Concerning the Company.

The information concerning the Company contained herein has been furnished by the Company or its representatives to the Offeror, the Parent and the Affiliate. None of the Offeror, the Parent, nor the Affiliate has any knowledge that would indicate that any statements contained herein, subject to the limitations described in the Offer to Purchase and herein, are untrue. However, none of the Parent, the Affiliate nor the Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, or any failure by the Company to disclose events which have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Parent, the Offeror or the Affiliate. In addition, any financial information concerning the Company’s North American operations or European operations is subject to the limitations described in the Offer to Purchase and herein.

Certain Financial Information.

Unaudited European Financial Information

Set forth below are the Unaudited Statements of Operations for the Company’s European operations for the year ended September 30, 2006 and the quarter ended December 31, 2006 and the Unaudited Balance Sheets for the Company’s European operations as of December 31, 2003, September 30, 2004, September 30, 2005, September 30, 2006 and December 31, 2006 (collectively, the “Unaudited European Financial Information”) and, in each case, as provided (including with the qualifications set forth below) by the Company to the Affiliate. The Company has indicated to the Parent that the Company does not expect that it will be in a position to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 or its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 with the SEC prior to the Expiration Date. As a result, the Company has indicated to the Parent that it expects that the consummation of the Offer will occur before any of the procedures set forth below relating to finalization of the financial information for such period by the Company, audit or review by the Company’s independent registered public accounting firm or approval by the Company’s Audit and Compliance Committee, or the incorporation of adjustments determined by the Company, the Company’s independent registered public accounting firm, or the Company’s Audit and Compliance Committee, will have taken place. Therefore, the Company stockholders who will be relying on this financial information should be aware that such information does not reflect these review and approval procedures or the results of such review and approval procedures. The Company has indicated to the Parent that the Company does not intend to modify the Unaudited European Financial Information prior to the consummation of the Offer. The Unaudited European Financial Information is subject to a number of important qualifications that were communicated to the Parent and the Offeror and that you should be aware of and take into consideration in your review of the Unaudited European Financial Information. These qualifications include the following:

•

The Unaudited European Financial Information does not contain the footnote disclosures required by U.S. or U.K. GAAP and are unaudited and thereby subject to any audit adjustments to be determined necessary by the Company’s independent registered public accounting firm in order to comply with U.S. or U.K. GAAP, including those that may arise from changes in U.S. or U.K. GAAP or changes in the interpretation of U.S. or U.K. GAAP or as a result of or arising from an audit or review of the consolidated financial statements of the Company and its subsidiaries by the Company’s independent registered public accounting firm, the SEC, the Public Accounting Oversight Board or any other governmental agency. The accompanying financial information also does not reflect any adjustments, if any, that may result from pending legal or regulatory matters.

•

The Unaudited European Financial Information does not reflect any adjustment that may be required to account for the Company’s European operations as discontinued operations in accordance with U.S. or U.K. GAAP nor does it reflect the impairment in the Company’s loans to and investments in its European operations.

•

The Company has retained a global accounting firm to test procedures and controls. As the firm has not yet completed its procedures, the accompanying financial statements do not reflect any adjustments that may arise from this assessment.

•

The Audit and Compliance Committee of the Company has determined that Company did not maintain effective control over its financial reporting as of September 30, 2005, because of significant weaknesses in its internal controls in its European operations.

•	As the accompanying financial statements are strictly related to European operations, they do not reflect any adjustments to eliminate any transactions with the North American operations.

•

The Company sells Vacation Interests at its resort locations through independent sales agents. The Company believes that these independent sales agents are not employees and accordingly, the Company does not withhold payroll taxes from the amounts paid to such independent contractors. In the event that a taxing authority were to successfully classify such independent sales agents as employees of the Company and hold the Company liable for back payroll taxes, such reclassification would have a material effect on the financial statements. The Company estimates these back payroll taxes to be between £2.3 million and £2.5 million.

•

Certain properties that are owned by the Company are not compliant with all fire and safety requirements. The Company estimates that it will cost approximately £500,000 to £925,000 to bring these properties up to the requirements. The assessment of these costs has not yet been completed and the costs are not reflected in the Unaudited European Financial Information. It should be noted that many of these costs may eventually be paid through the reserve funds of the related homeowner associations.

•

The Company operates in countries in which it receives tax reductions if it reinvests a percentage of its profits back into the country’s economy within a specific period of time. If the Company fails to invest the full amount into the economy within the specified time frame, it is required to pay the taxing authority the full amount of the tax reduction plus interest. The Unaudited European Financial Information does not reflect any accruals for such payments.

•

The Company does not currently have all the necessary licensing to operate its resorts (primarily in the Canaries). A number of operators in the region have the same issue, due to the local government having ceased issuing new licenses until further notice. There is currently no expected liability associated with this problem and no amounts have been accrued.

•

The Company is currently researching its transfer pricing policies, inter-company funding and charges, and its accruals policies between its various entities to ensure consistency and compliance with all appropriate accounting and tax regulations. Any possible changes to these policies could potentially result in prior period adjustments on an entity-by-entity level, as well as effect the overall tax position of the consolidated company.

•

The Company has been made aware that some of its resorts are non-compliant with local DDA codes. Research was conducted to determine the cost of bringing all resorts into compliance, and the aggregate cost is estimated to be between £2.5 million and £7.1 million. The Company has not received any official certificates of non-compliance from any governmental agencies. The assessment of these costs has not yet been completed and the costs are not reflected in the Unaudited European Financial Information.

•

The Company has been in discussions with the members of Thurnham Hall regarding possible repairs which need to be made to its roof. The required repairs have been acknowledged but there is no expected timeline or estimate for completion. Preliminary estimates indicate the cost to be approximately £600,000. The cost is expected to be borne by Club Sunterra and its members and it has not yet been determined if the Company would contribute.

•

The Company is party to a litigation claim under Spanish law against Los Amigos Beach Club and Los Amigos Beach Club Management Ltd for possession of property at LABC resort. Two identical sets of proceedings have already occurred, with Sunterra Europe having won one and lost the other. Both are under appeal. The Court’s ruling is expected in the near future. Possible damages calculations are uncertain but likely range from approximately £200,000 to £600,000 and are not reflected in the Unaudited European Financial Information.

•

The Company is involved with the tax authorities in Spain regarding a cash transfer between two subsidiary entities. The tax authorities are seeking to impose an assessment on the transfer. Company counsel believes that there is a less than probable chance that the Company would not be successful in defending the action. Total maximum loss is estimated to be approximately £150,000 and is not reflected in the Unaudited European Financial Information.

•

The European operations maintain an agreement with the U.S. operations in which European operations owners can make reservations into U.S. resorts. If an imbalance occurs between the two parties, the European operations may be required to reimburse the U.S. operations for such usage.

•

From time to time, the European operations are subject to litigation and claims regarding employment, tort, contract, construction, sales taxes and commission disputes, among others. The Company believes that none of these actions will have a material adverse effect on the results of operations of the European operations.

•

The Company has concluded its analysis of unpaid withholding, income and value added taxes related to the European operations and recorded the expenses related to these taxes in the quarter ended December 31, 2006. However, the Company has not yet completed the process of restating prior period European operations financial statements to reflect these charges.

•

The Company is currently reviewing the terms under which certain European properties were transferred into a European trust. Depending upon the results of this review, the Company may be required to retroactively account for the sale of certain trust points as operating leases. The impact of such restatement is not reflected in the Unaudited European Financial Information.

•	Certain reclassifications were made to the 2006 Unaudited European Financial Information to conform to prior period financial statement presentation.

European Operations

UNAUDITED Statements of Operations ($ in millions) (subject to restatement)

	Year Ended September 30, 2006	Quarter Ended December 31, 2006
Revenues
Vacation Interest, net	$53.0	$9.6
Resort Rental	1.6	0.3
Management, Member and Other Services	23.3	5.2
Interest	2.4	0.5

Total Revenues	80.3	15.6

Costs & Operating Expenses:
Vacation Interest Cost of Sales	9.6	1.8
Advertising, Sales and Marketing	34.7	19.6
Vacation Interest Carrying Costs	11.5	3.6
Management, Member and Other Services	8.9	2.0
Provision for Doubtful Accounts and Loan Losses	0.6	0.2
Loan Portfolio	0.1	0.1
General and Administrative	13.8	6.1
(Gain) Loss on Sale of Assets	—	—
Depreciation and Amortization	4.5	1.2
Interest	5.6	1.7
Restructuring	6.5	0.4
Impairment of goodwill	—	—
Impairment of assets	—	—
Total Costs & Operating Expenses	95.7	36.7

(Loss) Before Provision for Income Taxes	(15.4)	(21.1)
Provision for Income Taxes	(4.8)	(3.5)

(Loss) Before Change in Accounting	(10.6)	(17.6)
Cumulative Effect of Change in Accounting	0.4	—

Net (Loss)	(11.0)	(17.6)

The specific qualifications noted above are an integral part of this financial information.

European Operations

UNAUDITED Balance Sheets ($ in millions) (subject to restatement)

	December 31, 2003	September 30,			December 31, 2006
		2004	2005	2006
ASSETS
Cash and cash equivalents	$18.4	$23.2	$8.6	$10.9	$12.6
Cash in escrow and restricted cash	48.6	37.2	32.9	32.5	42.7
Mortgages and contracts receivable sold	5.3	5.3	5.3	3.4	2.8
Due from related parties, net	(46.0)	(50.8)	(51.9)	(74.4)	(81.8	)*
Other receivables, net	12.0	13.8	10.8	7.6	10.1
Deferred tax asset	0.6	0.6	2.3	6.5	10.4
Prepaid expenses and other assets	3.8	2.5	2.7	5.5	4.6
Assets held for sale	—	—	1.8	1.9	2.0
Unsold Vacation interests, net	25.6	24.5	31.3	33.1	32.3
Property and equipment, net	44.8	47.5	55.2	55.9	55.6
Reorganization value in excess of identifiable assets – goodwill	53.3	55.4	—	—	—
Intangible assets, net	—	—	0.9	1.0	1.1

Total assets	$166.4	$159.2	$99.9	$83.9	$92.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	3.2	3.1	4.2	2.7	2.7
Accrued liabilities	39.5	33.7	29.3	23.6	47.0
Income taxes payable	3.7	3.4	1.4	0	0
Deferred revenue	16.6	8.7	8.3	9.2	10.5
Notes payable	0.3	0.2	0.1	0.1	0.1
Total liabilities	63.4	49.2	43.4	35.6	60.2

Stockholders’ equity
Common stock ($0.01 par value)	—	—	—	—	—
Additional paid-in capital	77.9	77.9	77.9	77.9	77.9
Retained earnings (accumulated deficit)	14.9	20.9	(36.4)	(47.4)	(65.0)
Deferred equity compensation	0	0	0	0	0
Accumulated other comprehensive income	10.2	11.2	15.0	17.8	19.4

Total stockholders’ equity	103.0	110.0	56.5	48.2	32.3

Total liabilities and stockholders’ equity	$166.4	$159.2	$99.9	$83.9	$92.5

The specific qualifications noted above are an integral part of this financial information.

* Presented as a note payable to Sunterra Corporation under Liabilities and Stockholders’ Equity in the Offer to Purchase, dated March 16, 2007.

Unaudited North American Financial Information

Set forth below are the Company’s Unaudited Balance Sheets for the Company’s North American operations as of December 31, 2003, September 30, 2004, September 30, 2005, September 30, 2006 and December 31, 2006 (collectively, the “Unaudited North American Financial Information”) and, in each case, as provided (including with the qualifications set forth below) by the Company to the Affiliate. The Company has indicated to the Parent that the Company does not expect that it will be in a position to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 or its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 with the SEC prior to the Expiration Date. As a result, the Company has indicated to the Parent that it expects that the consummation of the Offer will occur before any of the procedures set forth below relating to finalization of the financial information for such period by the Company, audit or review by the Company’s independent registered public accounting firm or approval by the Company’s Audit and Compliance Committee, or the incorporation of adjustments determined by the Company, the Company’s independent registered public accounting firm, or the Company’s Audit and Compliance Committee, will have taken place. Therefore, the Company stockholders who will be relying on this financial information should be aware that such information does not reflect these review and approval procedures or the results of such review and approval procedures. The Company has indicated to the Parent that the Company does not intend to modify the Unaudited North American Financial Information prior to the consummation of the Offer. The Unaudited North American Financial Information is subject to a number of important qualifications that were communicated to the Parent and the Offeror and that you should be aware of and take into consideration in your review of the Unaudited North American Financial Information. These qualifications include the following:

•

The Unaudited North American Financial Information does not contain the footnote disclosures required by U.S. GAAP and are unaudited and thereby subject to any audit adjustments to be determined necessary by the Company’s independent registered public accounting firm in order to comply with U.S. GAAP, including those that may arise from changes in U.S. GAAP or changes in the interpretation of U.S. GAAP or as a result of or arising from an audit and review of the consolidated financial statements of the Company and its subsidiaries by the Company’s independent registered public accounting firm, the SEC, the Public Accounting Oversight Board or any other governmental agency. The accompanying financial information also does not reflect any adjustments, if any, that may result from pending legal or regulatory matters.

•

The Unaudited North American Financial Information does not reflect any adjustment that may be required to account for the Company’s European operations as discontinued operations in accordance with U.S. GAAP nor does it reflect the impairment in the Company’s loans and investment in its European operations.

•

Since the Unaudited North American Financial Information is strictly related to North American operations, they do not reflect any adjustments to eliminate any transactions with the European operations.

•

The Company has retained a global accounting firm to test procedures and controls. As the firm has not yet completed its procedures, the accompanying financial statements do not reflect any adjustments that may arise from this assessment.

•

The Audit and Compliance Committee of Sunterra has determined that Company did not maintain effective control over its financial reporting as of September 30, 2005, because of significant weaknesses in its internal controls in its European operations.

North American Operations

UNAUDITED Balance Sheets ($ in thousands) (subject to restatement)

	At December 31, 2003	At September 30,			At December 31, 2006
		2004	2005	2006
ASSETS
Cash and cash equivalents	$2,887	$3,637	$6,121	$18,580	$10,177
Cash in escrow and restricted cash	14,708	51,494	37,574	34,252	36,946
Mortgages and contracts receivable, net	177,528	273,264	318,465	229,792	231,898
Retained interests in mortgages receivable sold	19,637	23,319	—	—	—
Due from related parties, net	50,545	57,092	69,164	87,263	96,518
Other receivables, net	6,982	12,226	14,272	9,271	8,922
Deferred tax asset	—	—	58	9,514	10,092
Prepaid expenses and other assets	33,904	45,486	39,877	31,914	35,126
Assets held for sale	11,953	551	924	477	389
Investments in joint ventures	20,702	7,187	—	—	—
Unsold Vacation Interests, net	110,973	144,357	153,138	175,623	189,486
Property and equipment, net	28,338	30,462	28,972	35,100	34,590
Reorganization value in excess of identifiable assets —goodwill	8,322	27,329	26,619	26,619	26,619
Intangible assets, net	1,195	1,283	1,470	3,113	2,744

Total assets	$487,674	$677,687	$696,654	$661,518	$683,507

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings under line of credit agreements	245,725	171,737	198,849	175,343	188,858
Securitization notes payable	—	151,710	113,671	83,542	77,658
Convertible bonds	—	95,000	95,000	95,000	95,000
Accounts payable	3,807	7,255	6,480	7,123	7,698
Accrued liabilities	41,651	40,294	48,073	40,999	44,887
Income taxes payable	18	4	678	97	—
Deferred taxes	—	—	—	—	—
Deferred revenue	92,963	93,297	93,497	84,084	79,922
Notes payable	2,939	2,087	1,336	1,212	1,211
Liabilities subject to compromise	—	—	—	—	—

Total liabilities	387,103	561,384	557,584	487,400	495,234

Stockholders’ equity:
Common stock ($0.01 par value)	185	187	194	201	201
Additional paid-in capital	218,835	219,273	225,359	245,040	249,064
(Accumulated deficit)	(118,449)	(103,157)	(80,515)	(69,342)	(63,470)
Deferred equity compensation	—	—	—	(673)	(551)
Accumulated other comprehensive income (loss)	—	—	(5,968)	(1,108)	3,029

Total stockholders’ equity	100,571	116,303	139,070	174,118	188,273

Total liabilities and stockholders’ equity	$487,674	$677,687	$696,654	$661,518	$683,507

The specific qualifications noted above are an integral part of this financial information.

Resorts With Sunterra Inventory

Set forth below is certain information regarding the Company’s North American owned resorts as of September 30, 2006 as provided by the Company to the Affiliate. Included in the line item “All Others” below are 127 units that are held within Club Sunterra trusts.

Resort Name	City	State	Year Acquired	Existing Physical Units	Physical Units Sold	Units & UDI Transferred To Trust		Units Unsold
Bent Creek Golf Village	Gatlinburg	TN	1997	47.0	24.3	19.7		3.0
Cypress Pointe Phase I	Orlando	FL	1992	168.0	142.7	—		25.3
Cypress Pointe Phase II	Orlando	FL	1992	251.9	145.0	70.0		36.9
Daytona Beach Regency	Daytona	FL	2003	81.1	39.1	25.3		16.6
Desert Paradise Resort	Las Vegas	NV	2003	152.0	—	141.2		10.8
Flamingo Beach Vila	Simpson Bay	St. Maarten	1995	36.3	21.1	13.5		1.8
Flamingo Resort	Simpson Bay	St. Maarten	1995	172.0	112.5	51.2		8.3
Gatlinburg Town Square Phase I	Gatlinburg	TN	NA	63.0	62.8	[—	]	0.2
Gatlinburg Town Square Phase II	Gatlinburg	TN	NA	70.0	68.3	11		1.8
Gatlinburg Town Village	Gatlinburg	TN	NA	180	16.9	10		1.1
Grand Beach	Orlando	FL	1995	155.9	106.0	34.7		13.3
Grand Beach Resort II	Orlando	FL	1995	37.5	28.9	5.8		2.7
Greensprings Plantation	Williamsburg	VA	1997	148.0	117.2	16,3		14.5
Hilton Head Island Links Resort	Hilton Head Island	SC	NA	58.0	37.3	18.2		2.5
Ka’anapali Beach Club	Maui	HI	1997	413.0	305.9	9.8		97.3
Lake Tahoe Vacation Resort	Lake Tahoe	CA	1996	142.0	115.6	1.0		25.4
London Bridge Resort	Lake Havasu	AZ	NA	12.0	—	11.8		0.2
Misiones del Cabo	Cabo San Lucas	Mexico	NA	38.0	21.0	—		17.0
Mountain Meadows	Pigeon Forge	TN	NA	21.0	20.8	—		0.3
Palm Springs Marquis Villas Resort	Palm Springs	CA	NA	38.0	—	38.0		—
Polynesian Isles	Orlando	FL	1998	130.0	118.9	—		11.1
Powhatan Plantation	Williamsburg	VA	1997	431.0	353.9	38.7		38.4
Ridge Point	Lake Tahoe	NV	1997	26.0	24.3	—		1.7
Royal Dunes	Hilton Head Island	SC	1994	56.0	52.9	—		3.1
Royal Palm Beach Resort	Simpson Bay	St. Marten	1995	141.0	94.7	39.8		6.6
San Luis Bay Inn	Avila Beach	CA	1996	82.5	66.3	1.0		15.2
Savoy on South Beach	Miami Beach	FL	NA	40.0	39.9	—		0.1
Scottsdale Links Resort	Scottsdale	AZ	2003	228.0	—	223.6		4.4
Scottsdale Villa Mirage	Scottsdale	AZ	1997	155.2	124.8	17.1		13.4
Sedona Springs	Sedona	AZ	1997	40.0	36.9	10		3.1
Sedona Summit	Sedona	AZ	1997	189.1	118.9	42.8		27.4
Tahoe Beach & Ski Club	Lake Tahoe	CA	NA	1395	130.4	—		9.0
The Plantation at Fall Creek	Branson	MO	1993	200.0	143.5	30.9		25.6
The Point at Poipu	Kauai	HI	1994	219.1	202.0	2.9		14.2
The Ridge on Sedona Golf Resort	Sedona	AZ	NA	176.5	123.7	40.5		12.3
The Village at Steamboat Springs	Steamboat Springs	CO	NA	5.0	4.8	—		0.2
Villas at Poco Diablo	Sedona	AZ	1997	33.0	29.8	—		3.2
Villas de Santa Fe	Santa Fe	NM	1998	105.0	67.2	31.9		5.8
Villas of Sedona	Sedona	AZ	1997	40.0	36.4	10		3.6
Villas on Lake Conroe	Montgomery	TX	NA	37.0	36.3	10		0.7
Westgate at South Beach (Coral Sands)	Miami Beach	FL	NA	46.0	43.9	10		2.1
All Others								126.9
Total				4,642.6	3,236.9	925.7		608.0

Construction Status Summary

Set forth below is the Company’s North American construction status summary (“Construction Summary”) as of September 30, 2006 provided by the Company to the Affiliate. The Construction Summary contains information that is unaudited and subject to adjustment. In addition, the Construction Summary includes certain estimated remaining construction costs. It is at least reasonably possible that a material change in one of these estimates may occur and cause actual results to differ materially.

	Construction Budget		Disbursed To Date	Est. Remain. Costs
($ in millions)	Original	Revised
Under Construction
Units *	$72.1	$71.6	$27.9	$43.7
Infrastructure	2.3	2.3	0.9	1.4
Renovation	11.6	14.6	12.5	2.1
Sales Center	3.3	2.7	1.4	1.2
Under $100K	0.1	0.1	0.1	—
Total Under Construction	$89.3	$91.3	$42.9	$48.4

*	The table above includes construction costs related to the Misiones del Cabo resort of $8.7 million in the Construction Budget Original and Construction Budget Revised figures, $5.1 million in the Disbursed to Date figure, and $3.6 million in the Estimated Remaining Costs figure.

Timeshare Mortgage Information

Set forth below is certain information pertaining to the Company’s North American timeshare mortgage portfolio (“Mortgage Portfolio Information”) as of December 31, 2006 as provided by the Company to the Affiliate. The Mortgage Portfolio Information contains information that is unaudited and subject to adjustment.

Outstanding Portfolio Balance	$286.7 million
Number of Loans	37,242
Average Interest Rate	13.9%
Average Down Payment %	16.9%
Delinquency Statistics:
Current	91.1%
1 - 30 Days	5.8%
31 - 60 Days	1.4%
61 and greater	1.7%
Weighted Average Remaining Maturity	87.4 months
Weighted Average FICO Score	694
Foreign Obligor	2.5%